EXHIBIT 1.01

ALTRIA GROUP, INC.

Conflict Minerals Report

For The Year Ended December 31, 2017

Overview:

Altria Group, Inc. is a holding company that conducts business through its wholly-owned subsidiary operating companies and services companies that support its operating companies. References to “Altria” in this report refer to Altria Group, Inc. and its subsidiary operating companies and services companies, unless otherwise specified or otherwise required. Altria prepared this report pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended.

The United States Securities and Exchange Commission (the “SEC”) requires registrants that manufacture or contract to manufacture products containing conflict minerals (defined as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten) necessary to the functionality or production of those products (“3TG”) to file a Form SD. For products that contain 3TG, a registrant must conduct a reasonable country of origin inquiry (“RCOI”) designed to determine whether any of the 3TG originated in the Democratic Republic of Congo or an adjoining country (a “Covered Country”). During the 2017 calendar year (the “Reporting Period”), Nu Mark LLC (“Nu Mark”), an Altria operating company, sold products containing 3TG. Altria does not believe that any of its other operating companies sold products containing 3TG that are necessary to their functionality or production. The products that Nu Mark sold that contain 3TG are e-vapor devices and related cartridges, battery assemblies and chargers under the MarkTen and Green Smoke brand names (collectively, the “Nu Mark Products”).

Description of Altria’s RCOI:

Altria began investigating the uses of 3TG in its products in 2012, and has periodically updated its processes to reflect evolving industry best practices and changes to its products and supply chains. Altria established a management system to support supply chain due diligence related to 3TG that includes a senior management review board and a team of subject matter experts from functions such as Procurement, Import Export Services, Product Development and Law (the “Conflict Minerals Team”). The Conflict Minerals Team created a process for (i) conducting the RCOI regarding the use of 3TG in Altria operating companies’ products and (ii) preparing the required disclosures and, to the extent necessary, reports.

Using information on the composition of Altria operating companies’ products prepared by the appropriate business functions, the Conflict Minerals Team determined that certain of the Nu Mark Products contain a small amount of tin and gold necessary to their functionality or production.

Based on their findings, the Conflict Minerals Team performed an RCOI of the Nu Mark Products. Nu Mark has a diverse and complex global supply chain and there are typically multiple tiers between the mines and production facilities for 3TG and its direct suppliers. Nu Mark relies on its direct suppliers to coordinate with their lower-tier (upstream) suppliers to obtain accurate information about the origins of 3TG in the goods provided to Nu Mark. Therefore, a critical part of the RCOI is engaging with Nu Mark’s direct suppliers. The Conflict Minerals Team provided Nu Mark’s direct suppliers with (i) a notice letter describing the requirements of the Rule and Altria’s reporting obligations and (ii) an annual certification form regarding whether the goods provided to Nu Mark contained 3TG and, if so, the source of the 3TG in those goods. The Conflict Minerals Team then worked with the direct suppliers to identify and trace the supply chain to the smelter or refiner that processed the minerals, and to the country of origin where possible, for each component of the Nu Mark Products that contained 3TG. As part of this process, the Conflict Minerals Team requested that all direct suppliers of goods that possibly contain 3TG provide information using the template developed by the Responsible Minerals Initiative (“RMI”, formerly the Conflict-Free Sourcing Initiative), known as the Conflict Minerals Reporting Template (the “CMRT”). The Conflict Minerals Team also requested that the direct suppliers contact each of their upstream suppliers and request certifications regarding whether the components that they provided contained 3TG and, if so, the source of the 3TG in those components. When a report warranted clarification or confirmation, the Conflict Minerals Team contacted the direct supplier to clarify or confirm information and responses of both the direct supplier and upstream suppliers. In some cases, the Conflict Minerals Team directly contacted upstream suppliers in order to obtain CMRTs, or for clarification and confirmation of information contained in the upstream supplier’s report.

The Conflict Minerals Team received responses from all of the direct and upstream suppliers that were identified as part of Nu Mark's supply chain and conducted further due diligence on the source and chain of custody of the 3TG in the Nu Mark Products, as described below.

Description of Due Diligence Process:

The Conflict Minerals Team designed its 3TG due diligence process based upon the Organisation for Economic Co-operation and Development’s Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Third Edition (the “OECD Guidelines”). This process contains the following five steps:

Step 1. Establish Strong Company Management Systems
Step 2. Identify and Assess Risks in the Supply Chain
Step 3. Design and Implement a Strategy to Respond to Identified Risks
Step 4. Carry Out Independent Third-Party Audit of Smelter/Refiner’s Due Diligence Practices
Step 5. Report Annually on Supply Chain Due Diligence

Step 1. Establish Strong Company Management Systems

Conflict Minerals Position

Altria has an internal 3TG procedure that defines the process for conducting RCOI and due diligence regarding the use of 3TG and for preparing the forms and reports required by the Rule. Altria also has a conflict minerals position statement that is available on Altria’s website at http://www.altria.com/Responsibility/Supply-Chain-Responsibility/Conflict-Minerals/Pages/default.aspx?src=leftnav.

Conflict Minerals Team

As noted above, Altria established the Conflict Minerals Team to support supply chain due diligence related to 3TG. The Conflict Minerals Team is responsible for implementing and conducting 3TG due diligence on behalf of Altria’s operating companies.

Control Systems

Altria engages in industry-wide initiatives to enhance supply chain responsibility and to keep abreast of industry best practices. Specifically, Nu Mark is a member of RMI and the Responsible Business Alliance, formerly the Electronics Industry Citizenship Coalition. The Conflict Minerals Team reviewed the certifications and reports provided by Nu Mark’s direct and upstream suppliers to confirm whether the smelters and refiners in Nu Mark’s supply chain participate in RMI’s Responsible Minerals Assurance Process. Table A below contains a list of smelters and refiners that Nu Mark’s direct and upstream suppliers identified as being present in their supply chains and that the Conflict Minerals Team believes processed 3TG contained in the Nu Mark Products.

Altria has an established records retention policy with respect to documentation relevant to the use of 3TG in the Nu Mark Products.

Supplier Engagement and Contractual Requirements

As described in the summary of the RCOI above, Nu Mark has a strong level of engagement with its direct suppliers and, when necessary, it directly engages its upstream suppliers.

To encourage responsible 3TG sourcing, Nu Mark has agreements with its contract manufacturers requiring 3TG reporting and due diligence assistance for goods sold to Nu Mark. Nu Mark requires contract manufacturers to notify Nu Mark immediately if they determine that a Nu Mark Product or related component originates from a Covered Country. These agreements also require that contract manufacturers cooperate with the Conflict Minerals Team’s 3TG reporting and due diligence efforts.

Nu Mark periodically engages with its direct suppliers in various ways including site visits, supplier communications, and training activities. During these engagement events, Nu Mark discusses ethical sourcing topics, including the responsible sourcing of 3TG, to promote actions consistent with Altria’s Mission & Values, a description of which is available on Altria’s website at http://www.altria.com/About-Altria/Our-Mission-and-Values/Pages/default.aspx.

Grievance Mechanism

Altria has internal reporting mechanisms to receive and act on concerns expressed by employees regarding possible improper or unethical business practices or violations of company policies (including Altria’s Code of Conduct), laws, or regulations. Suppliers and others may also notify Altria of potential improper or unethical business practices or violations of company policies, laws, or regulations via appropriate operating company contact information available on Altria’s website at http://www.altria.com/Pages/Contact-Us.aspx or by accessing the Altria Integrity WebLine available at https://altria.alertline.com/gcs/welcome.

Step 2. Identify and Assess Risks in the Supply Chain

As described in the summary of the RCOI above, the Conflict Minerals Team engages with Nu Mark’s direct suppliers and, when necessary, its upstream suppliers to evaluate the source of 3TG in the Nu Mark Products. Upon receiving a supplier certification and report, members of the Conflict Minerals Team review the information for consistency and accuracy. As noted above, when a report warrants clarification or confirmation, a member of the Conflict Minerals Team contacts the direct supplier, or in some cases the upstream supplier, to clarify or confirm the information and responses. The Conflict

Minerals Team’s review also includes checking all identified smelters and refiners against RMI’s Responsible Minerals Assurance Process database (the “Smelter Database”). All smelters and refiners identified in Nu Mark’s supply chain were listed as conformant with the relevant Responsible Minerals Assurance Process assessment protocols in the Smelter Database as of May 16, 2018, as identified on Table A (including their RMI smelter identification number). If applicable, the Conflict Minerals Team would provide RMI with information on smelters and refiners that are not yet identified as being conformant with the relevant Responsible Minerals Assurance Process assessment protocols to help ensure that RMI reviews these smelters and refiners.

Step 3. Design and Implement a Strategy to Respond to Identified Risks

The Conflict Minerals Team performs a risk assessment to identify areas of possible concern within Nu Mark’s supply chain. The Conflict Minerals Team evaluates areas of possible concern and deploys appropriate risk mitigation controls and strategies. For example, one risk mitigation control is change notification, which requires members of the supply chain to notify Nu Mark before making any sourcing changes in the supply chain.

Altria continues to look for ways to enhance its 3TG compliance program, including the processes outlined above. In addition, Nu Mark intends to continue collaborating with its suppliers to promote responsible sourcing of 3TG. To accomplish this objective, Nu Mark will continue outreach and education efforts among its suppliers to promote industry best practices.

For 2017, Altria continued to provide enhanced transparency into Nu Mark’s supply chain by identifying the countries of origin for the 3TG in the Nu Mark Products. Table B below contains a list of countries that Nu Mark’s direct and upstream suppliers identified as being the sources of 3TG contained in the Nu Mark Products. Nu Mark and the Conflict Minerals Team will continue their supplier engagement efforts to encourage the inclusion of county of origin information for 3TG in all the goods supplied to Nu Mark.
As noted above, the Conflict Minerals Team is comprised of a multidisciplinary group of subject matter experts that periodically reports to Altria’s senior management.

Step 4. Carry Out Independent Third-Party Audit of Smelter/Refiner’s Due Diligence Practices

Nu Mark supports audits of 3TG smelters and refiners conducted by third parties through its participation in the RMI’s Responsible Minerals Assurance Process.

Step 5. Report Annually on Supply Chain Due Diligence

This report constitutes Altria’s annual report on its 3TG due diligence and is publicly available at www.altria.com/secfilings. The information contained in, and that can be accessed through, the respective websites of Altria Group, Inc. and its subsidiaries is not, and shall not be deemed to be, a part of this report or the related Form SD or incorporated into any other filings Altria Group, Inc. makes with the SEC.

Table A

Summary of Identified Smelters and Refiners for 2017

Metal	Smelter Name*	RMI Smelter ID No.	Smelter Country
Gold	Argor-Heraeus SA	CID000077	SWITZERLAND
Gold	Bangko Sentral ng Pilipinas (Central Bank of Philippines)	CID000128	PHILIPPINES
Gold	Heraeus Metals Hong Kong Ltd.	CID000707	CHINA
Gold	Heraeus Precious Metals GmbH & Co. KG	CID000711	GERMANY
Gold	Shandong Zhaojin Gold & Silver Refinery Co., Ltd.	CID001622	CHINA
Gold	Tanaka Kikinzoku Kogyo K.K.	CID001875	JAPAN
Gold	The Refinery of Shandong Gold Mining Co., Ltd.	CID001916	CHINA
Tin	China Tin Group Co., Ltd.	CID001070	CHINA
Tin	CV Ayi Jaya	CID002570	INDONESIA
Tin	CV United Smelting	CID000315	INDONESIA
Tin	Gejiu Non-Ferrous Metal Processing Co., Ltd.	CID000538	CHINA
Tin	Malaysia Smelting Corporation (MSC)	CID001105	MALAYSIA
Tin	PT Timah (Persero) Tbk Kundur	CID001477	INDONESIA
Tin	PT Timah (Persero) Tbk Mentok	CID001482	INDONESIA
Tin	Thaisarco	CID001898	THAILAND
Tin	Yunnan Chengfeng Non-ferrous Metals Co., Ltd.	CID002158	CHINA
Tin	Yunnan Tin Group (Holding) Company Limited	CID002180	CHINA

* Each of the smelters and refiners listed in Table A is conformant with the relevant Responsible Minerals Assurance Process assessment protocols per the Smelter Database as of May 16, 2018.

Table B

Summary of Countries of Origin for 2017

Metal	Countries
Gold	China, Germany, Japan, Philippines, Switzerland
Tin	China, Indonesia, Malaysia, Myanmar, Thailand